Filed by Accelrys, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Symyx Technologies, Inc.

Exchange Act File Number: 000-27765

Accelrys to Showcase Leading Scientific Informatics Solutions at Bio-IT World 2010 Conference

SAN DIEGO, CA, April 15, 2010 –Accelrys, Inc. (NASDAQ: ACCL), a leading provider of scientific business intelligence software and services, will participate in the Bio-IT World Conference & Exhibition being held at the World Trade Center in Boston, MA from April 20-22, 2010. Accelrys will showcase its leading scientific business intelligence platform, Accelrys Pipeline Pilot™, the Accelrys Discovery Studio® modeling and simulation application, as well as its chemical and new biologics registration systems in booth #301-303.

On Wednesday, April 21, Accelrys will present:

—	Pipelining Your Next Generation Sequencing Data
Nancy Miller Latimer, M.S., Senior Product Manager, Biological Sciences & Analytics, Accelrys
Wednesday, April 21, 2010—12:00 pm
Track 3: Bioinformatics and Next-Gen Data

Visit Accelrys, Inc. for more information or meet us at the Bio-IT World 2010 Conference to learn more.

About Accelrys, Inc.

Headquartered in San Diego, California, Accelrys develops scientific business intelligence software and solutions for the life sciences, energy, chemicals, aerospace, and consumer products industries. Customers include many Fortune 500 companies and other commercial entities, as well as academic and government entities. Accelrys has a vast portfolio of computer-aided design modeling and simulation offerings which assist customers in conducting scientific experiments ‘in silico’ in order to reduce the duration and cost of discovering and developing new drugs and materials. Its scientific business intelligence platform underlies the company’s computer-aided design modeling and simulation offerings. The Accelrys platform can be used with both Accelrys and competitive products, as well as with customers’ proprietary predictive science products. Its flexibility, ease-of-use and advanced chemical, text and image analysis and reporting capabilities enable customers to mine, aggregate, analyze and report scientific data from disparate sources, thereby better utilizing scientific data within their organizations. For more information about Accelrys, visit http://accelrys.com/

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Contact:

Maria Krinsky

Kickstart for Accelrys

(415) 509-0498

mkrinsky@kickstartconsulting.com